Yueda Digital Holding

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

+86-10 8450-8818

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

September 24, 2025

Re:	Yueda Digital Holding
Registration Statement on Form F-3, as amended
Initially filed March 28, 2025, as amended
File No. 333-286235

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yueda Digital Holding (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on September 25, 2025, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Chief Executive Officer
Yueda Digital Holding

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC